

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

PTTEP No. 1.910/ 359 /2006 2006 OCT -5 A 11:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

September 29, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110


06017348

SUPPL

Dear Sir,

Subject: Service Agreement with PTT ICT
Reference: Letter PTTEP No. 1.910/ 191 / 2006, dated May 23, 2006
Attachment: Information Memorandum in relation to the Connected Transaction

Reference is made to PTT ICT Solutions Company Limited (PTT ICT), a subsidiary which PTT Exploration and Production Public Company Limited (PTTEP) has a 20% participation interest. The PTTEP Board of Directors, at Meeting No. 10/2549/254 on September 29, 2006, passed the resolution for PTTEP to sign the service agreement with PTT ICT to provide all information and communication technology services (ICT services) for the Company for a 5-year term, starting from July 1, 2006. Total service charge for PTTEP portion will be approximately Baht 702 million. The agreement is expected to be signed within October 2006.

Since PTT Public Company Limited (PTT) is the major shareholder of both PTTEP and PTT ICT, this transaction is considered a "Connected Transaction" per notification of the Stock Exchange of Thailand ("SET") regarding rules and regulations on Connected Transactions in 2003. The transaction value is not exceeding 3% of the net tangible asset of PTTEP which is required by the SET rules and regulations that PTTEP to notify to SET after the Board of Directors' Meeting resolution as mentioned above, and PTTEP does not have to seek shareholders' approval for this transaction.

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

Yours sincerely,

Maroot Mrigadat
President

PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900, THAILAND Tel.: 66 (0) 2537-4000 Fax: 66 (0) 2537-4444 http://www.pttep.com



Information Memorandum in relation to the Connected Transactions of PTT Exploration and Production Public Company Limited

The Board of Directors Meeting of PTT Exploration and Production Public Company Limited ("Company" or "PTTEP") No. 10/2549/254 held on 29 September 2006 passed the resolution for PTTEP to sign the service agreement with PTT ICT Solutions Company Limited (PTT ICT) to provide all information and communication technology services (ICT services) for the Company in 5-year term, starting from July 1, 2006 onward. Total service charge would be approximately Baht 702 million. The Company expected to sign the agreement within October 2006. Since PTT Public Company Limited (PTT) is the major shareholder of both PTTEP and PTT ICT, this Transaction is considered a connected transaction per notifications of the Stock Exchange of Thailand ("SET"). The Company hereby discloses details of the Transactions as follows:

1. Transaction Date

September 29, 2006

2. Parties Involved

Customer: PTT Exploration and Production Public Company Limited

Service Provider: PTT ICT Solutions Company Limited

Relation between Customer and Service Provider

Customer is a shareholder, with 3,000,000 shares or 20% of its total registered shares, of the Service Provider

3. General Description of the Transaction

The transaction is for hiring PTT ICT to provide ICT services to the Company for totally 5 years.

4. Transaction Size

Total service charge of the agreement would be approximately Baht 702 million, which was estimated from the average of the 2004 to 2006 annual operating budgets of IT of the Company.

Charging mechanism would follow regulations as mentioned in the agreement.

5. Details of Connected Person

PTT is the major shareholder of PTTEP and PTT ICT, holding 2,171,750,000 shares or 66.10% of PTTEP's total paid-up shares and 3,000,000 shares or 20% of PTT ICT's total paid-up shares.

6. The Characteristics and the Conflict of Interests of the connected persons:

The connected persons are major shareholders and/or directors of PTTEP and PTT ICT.

7. **Source of Fund**

   The service would be charged from the Company's budget plan as approved by the Board of Directors.

8. **Directors and members of the Audit Committee who have interests did not attend the meeting and did not vote.**

9. **Opinion of the Board of Directors and the Audit Committee**

   PTTEP's Board of Director Meeting attended by directors and members of the Audit Committee had approved the Company to sign the Joint Venture Agreement with PTT ICT.

10. **Benefits of the transaction**

    The Company expected that PTT ICT would create economy of scale, economy of scope and economy of skill from the management of ICT assets and services, to invest efficiently in ICT, which will further support other synergies among PTT group.



ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/358 /2006

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

September 29, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Proposal of the 2007 Annual General Shareholder's Meeting agenda and Names of Director Nominees in advance

PTT Exploration and Production Public Co., Ltd. (PTTEP) would like to inform that, according to the good corporate governance regarding the equitable treatment of shareholders, PTTEP would like to invite the shareholders to propose agenda of 2007 Annual General Shareholders' Meeting and names of qualified candidates to be nominated for selection as PTTEP board of directors in compliance with the criteria as announced on the Company's website http://www.pttep.com/en/corporate/index.asp from 29th September, 2006 to 30th December, 2006.

Yours sincerely,

Maroot Mrigadat

President

PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900, THAILAND Tel.: 66 (0) 2537-4000 Fax: 66 (0) 2537-4444 http://www.pttep.com



ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/357/2006

Finance Department
Tel. 0-2537-4512, 0-2537-4611

September 29, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: 2007 PTTEP's Public Holidays

PTT Exploration and Production Public Company Limited (PTTEP) would like to inform you that PTTEP's 2007 Holiday Calendar is as follows:

Monday	1	January	New Year's day
Tuesday	2	January	Substitution for New Year's Eve Day (31 December 2006)
Monday	5	March	Substitution for Makha Bucha Day (3 March)
Friday	6	April	Chakri Memorial Day
Friday	13	April	Songkran Festival Day
Monday	16	April	Substitution for Songkran Festival Day (14 April)
Tuesday	17	April*	Substitution for Songkran Festival Day (15 April)
Tuesday	1	May	National Labor Day
Monday	7	May	Substitution for Coronation Day (5 May)
Thursday	31	May	Visakha Bucha Day
Monday	30	July	Buddhist Lent Day
Tuesday	31	July*	Substitution for Asalha Bucha Day (29 July)
Monday	13	August	Substitution for H.M. The Queen's Birthday (12 Aug)
Tuesday	23	October	Chulalongkorn Day
Wednesday	5	December	H.M. The King's Birthday
Monday	10	December	Constitution Day
Monday	31	December	New Year's Eve

Yours sincerely,

Maroot Mrigadat
President

*Note: * PTTEP's holiday which is different from the Stock Exchange of Thailand's.*